DAVIS POLK & WARDWELL

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

1600 EL CAMINO REAL
MENLO PARK, CA 94025

99 GRESHAM STREET
LONDON EC2V 7NG

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017
212-450-4000
FAX 212-450-3800

WRITER'S DIRECT
212-450-4593

[redacted] 15, AVENUE MATIGNON
PARIS

:URM
URT AM MAIN

AKA 2-CHOME
MINATO-KU, TOKYO 107-0052

3A CHATER ROAD
HONG KONG

December 17, 2002

File No. 82-5201

Securities and Exchange Commission
Division of Corporation Finance,
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: **Gamesa, S.A. —**
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of Grupo Auxiliar Metalúrgico, S.A. ("**Gamesa**"), a corporation (*sociedad anónima*) organized under the laws of Spain and in connection with Gamesa's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission a communication of relevant issue regarding sale of windfarms to Electrabel.

If you have any questions or need any further information please call the undersigned at the number noted above.

Very truly yours,

Ines C. Velasco

Ines C. Velasco
Legal Assistant

dlw 1/9

Enclosure
cc w/ enc: Hipólito Suárez Gutiérrez, Gamesa
Ricardo M. González, Davis Polk & Wardwell

Gamesa

Sale of Italian Windfarms to Electrabel





DECEMBER 2002

Agenda

- Transaction's Details
- The Italian Market Regulation
- Conclusion

Agenda

- Transaction's Details

Gamesa

Transaction's Details
Terms of the Agreement

- Gamesa has signed an agreement with Electrabel to sell Windfarms developed by Gamesa in Italy under the following conditions:
  - Electrabel acquires windfarms for an equivalent power of 174 MW.
  - The windfarms will be installed and sold in the 2004-2006 period.
  - Electrabel will pay an Enterprise Value of approximately EUR 200 MM.
  - Gamesa will be in charge of the installation of the windfarms using Gamesa Eólica Turbines.

Gamesa

Transaction's Details
Windfarms located in Italy

Sardinia
138 MW


Italy
International boundary
National capital
Railroad
Road
SWITZERLAND
AUSTRIA
FRANCE
YUGOSLAVIA
Mediterranean Sea
Sardinia
Sicily
TUNISIA
ALGERIA
MALTA
Valletta

Central Area
36 MW

Gamesa

Transaction's Details
Sale & Installation of Windfarms roll over

- **Windfarm selling criteria: Windfarms developed in year t are sold in year t+1**

Figures in MW	2001	2002	2003	2004	2005	TOTAL
Developed Windfarms	250	300	400	520	680	2,352 (*)
Windfarm Sales Plan (*)	-	452	300	400	520	1,672

Transactions Signed	2001	2002	2003	2004	2005	TOTAL
Iberdrola (Treito)	-	[redacted]	-			1,426
Iberdrola	-	[redacted]			-	
Electrabel (Portugal)	-	-	-	[redacted]		
Electrabel (Italy)	-	-	-	174 MW		

(*) Includes **253 MW** *developed prior to 2001*

85% of 2002-2005 Budgeted Windfarm Sale already signed

Gamesa

Agenda

- The Italian Market Regulation

Gamesa

The Italian Market Regulation

Green Certificates System (I)

- Starting in 2002, generators and importers have to produce at least 2% (to be increased in the near future) of their electric production over 100 GWh from renewable plants.

- Green Certificates ("GC") are documents issued by the GRTN (public entity in charge of the transmission activity) and awarded to generators using renewable energy sources proving that a specific plant has produced a certain amount of Energy.

- Generators using renewable energies can sell these GCs either bilaterally or to an organised market.

- The price of GCs directly issued by the GRNT is expected to be around 6.7 c. Eur/kWh.

Gamesa

The Italian Market Regulation
Green Certificates System (II)

- The windfarms sell the energy to the pool at the pool price (5c€ aprox.)

- The windfarms sell green certificates for the energy produced to the utilities during their first 8 years of operation.

Revenues at an Italian Windfarm (€ cents / kwh)


12
10
8
6
4
2
0
1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20
■ Pool Price ■ Green Certificate

Agenda

- Conclusion

Gamesa

Conclusion
Commitments Delivered. Improved Visibility.

- All the Commitments mentioned in the 2002-2004 Strategic Plan have been delivered.
- Improved Guidance & Visibility after Iberdrola, Electrabel and Enel Transactions.


2001-2005
CAGR = 30%

Note: From 2003 onwards, Aeronautica´s contribution is not included

Gamesa

Forward Looking Statement

Certain information in this presentation, including the information concerning economic and industry outlooks, prospective product developments, uses of cash and revenue and earnings forecasts, is forward-looking statements. This information is made available pursuant to the safe harbor provisions for "forward looking statements" as defined under the securities laws. Our operations, products, and markets are subject to a number of risk factors, which may cause actual results to vary materially from those anticipated in the forward looking statements. The words "believe", "may", "will", estimate", "continue", "anticipate", intend", "expect", forecast" and similar words are intended to identify forward looking statements.

We underttake no obligation to update publicly or revise any forward-looking statements because of new information, future events or otherwise. Actual results and performance could differ substantially from those anticipated in our forward-looking statements.

Gamesa

Gamesa

Sale of Italian Windfarms to Electrabel





DECEMBER 2002

DP&W PRINTING SYSTEM 6.3

TITLE: /var/spool/dpw/dos/ntspool/90d30ba5.006queued

USER: velasco@s1.f019.dpw.com

PRINTER: ny19_28 (ny19_28)

FILE(S): /var/spool/dpw/dos/ntspool/90d30ba5.006queued

DIR:

DELIVER TO: Ines Velasco

REQUEST ID: 107

DATE SUBMITTED: Mon Dec 16 10:22:32 2002

DATE PRINTED: Mon Dec 16 10:22:32 EST 2002

INSTRUCTIONS: NONE